

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2010

Michael Weiner
Chief Executive Officer
New Frontier Media, Inc.
7007 Winchester Circle, Suite 200
Boulder, CO 80301

  Re: New Frontier Media, Inc.
    Form 10-K for the Fiscal Year Ended March 31, 2010
    Filed June 11, 2010
    File No. 000-23697

Dear Mr. Weiner:

  We have completed our review of your filing and do not have any further comments at this time.

        Sincerely,

        Max A. Webb
        Assistant Director